Exhibit 5.10
[Letterhead of Shoosmiths]

Apex Plaza
Forbury Road
Reading
ArvinMeritor,Inc.	Berkshire
2135 West Maple Road	RG1 1SH
Troy, Michigan 48084-7186	DX 117879 Reading (Apex Plaza)

T 03700 868800 F 03700 868801

nigel.thorne@shoosmiths.co.uk
T 03700 868821

Our Ref	NMT/MRF/075978.50
Date	3 March 2010
Dear Sirs,
SUBSIDIARY GUARANTY DATED 3 MARCH 2010 BETWEEN INTER ALIOS, ARVINMERITOR LIMITED AND ARVIN EUROPEAN HOLDINGS (UK) LIMITED AS INITIAL GUARANTORS
INTRODUCTION
We have acted as English legal advisers to ArvinMeritor Limited (company number 01037897) and Arvin European Holdings (UK) Limited (company number 03864157) (the “English Companies” and each an “English Company”) in connection with the Subsidiary Guaranty (described in paragraph 1.1.1 below) in relation to $250,000,000 aggregate principal amount of 10.625% Notes due 15 March 2018 of ArvinMeritor Inc. (the “Notes”).
Our opinion as set out in paragraph 3 of this letter (the “Opinion”) is given for the sole benefit of ArvinMeritor, Inc. and may not be relied upon by any other person.
You have informed us that the Notes are to be issued by ArvinMeritor Inc. pursuant to the indenture dated 1 April 1998 between ArvinMeritor Inc. (successor to Meritor Automotive, Inc.) and the Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), as Trustee, as supplemented by a First Supplemental Indenture dated 7 July 2000, a Second Supplemental Indenture dated 6 July 2004, a Third Supplemental Indenture dated 23 June 2006 and a Fourth Supplemental Indenture dated 3 March 2010 (the “Indenture”).
You have informed us that the Notes and the Subsidiary Guaranty, together with other guarantees of the Notes by certain other direct and indirect subsidiaries of ArvinMeritor Inc. will be the subject of an underwritten public offering pursuant to an underwriting agreement dated 26 February 2010 among ArvinMeritor Inc., the English Companies and certain other direct and indirect subsidiaries of ArvinMeritor Inc. We understand that this letter is required to be filed with the Securities and Exchange Commission as part of the process associated with the public offering.

1	DOCUMENTS EXAMINED AND ACTION TAKEN

1.1	For the purpose of giving the Opinion we have examined copies of the following documents which have been emailed to us (the “Documents”):
1.1.1	a pdf copy of the executed subsidiary guaranty (the “Subsidiary Guaranty”) dated 3 March 2010 entered into by, inter alios, the English Companies in favour of The Bank of New York Mellon Trust Company, N.A. as Trustee;

1.1.2	pdf copies of the certificates of incorporation, memorandum and articles of association of each English Company certified as being true and complete copies as at 26 February 2010 by two directors of each English Company;

1.1.3	pdf copies of the signed and dated certificates of two directors of each English Company listing authorised signatories of each English Company dated 26 February 2010 (the “Directors’ Certificates”);

1.1.4	pdf copies of signed and dated board minutes for each of the English Companies dated 26 February 2010 (the “Board Minutes”) containing resolutions of the boards of directors of each English Company approving the entry into the Subsidiary Guaranty (the “Board Resolutions”); and

1.1.5	pdf copies of the signed and dated written resolutions of the sole shareholder of each English Company approving the entry into the Subsidiary Guaranty passed on 26 February 2010 (the “Shareholder Resolutions”).
1.2	At 9.17 a.m. (London time) we carried out company searches at the Companies Registry, Cardiff, UK in respect of each English Company. We conducted a telephone search at 10.06 a.m. on 3 March 2010 (London time) at the Central Index of the Companies Court in respect of each English Company.

1.3	Except as stated above we have not examined any contracts, instruments or other documents entered into by or affecting either of the English Companies or any corporate records of either of the English Companies and have not made any other enquiries concerning either of the English Companies.

2	ASSUMPTIONS

In giving the Opinion, we have assumed:

2.1	the genuineness of all signatures on the originals of each of the Documents;

2.2	the completeness and conformity to the original documents of the Documents and the authenticity and completeness of such original documents;

2.3	the capacity, power and authority to execute and the due execution of the Subsidiary Guaranty by each party to it other than the English Companies;

2.4	that the obligations expressed to be assumed by each party to the Subsidiary Guaranty other than the English Companies are valid and legally binding and enforceable against such parties;

2.5	that the Indenture has been properly executed and is valid, legally binding and enforceable against the parties to it;

2.6	that all obligations under the Subsidiary Guaranty are valid, legally binding upon, and enforceable against, the parties thereto as a matter of all relevant laws other than the laws of England and Wales and that no laws other than the laws of England and Wales would affect any of the conclusions stated in the Opinion;

2.7	that the lists of authorised signatories of each English Company contained in the Directors’ Certificates are correct in all respects;

2.8	that:
2.8.1	the board meetings of each English Company at which the Board Resolutions were considered were duly and properly convened meetings of each English Company (the “Board Meetings”);

2.8.2	the Board Minutes give a true and accurate account of the proceedings and business transacted at the Board Meetings; and

2.8.3	any provisions contained in the Companies Act 2006 or the articles of association of each English Company relating to the declaration of directors’ interests or the power of interested directors to vote were duly observed;
2.9	that there have been no amendments to the memorandum and articles of association of either of the English Companies examined by us and referred to in paragraph 1.1.2 above;

2.10	that the Directors’ Certificates, the Board Minutes, the Board Resolutions and the Shareholder Resolutions have not been amended or rescinded and are in full force and effect;

2.11	the accuracy and completeness of the information disclosed in the company searches referred to in paragraph 1.2 above provided that, to the extent such information conflicts with the certified constitutive documents referred to in paragraph 1.1.2 above, we have taken the certified constitutive documents as being conclusive;

2.12	that neither of the English Companies was unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 when it executed the Subsidiary Guaranty or became so unable in consequence of its execution of the Subsidiary Guaranty;

2.13	no step has been taken to wind up any English Company or appoint a receiver, administrator or like officer in respect of it or any of its assets and no voluntary arrangement has been proposed in respect of either English Company;

2.14	that all consents, approvals, notices, filings, recordings, publications and registrations which are necessary under any applicable laws (other than the laws of England and Wales) in order to permit the execution, delivery or performance of the Subsidiary Guaranty or to perfect, protect or preserve any of the interests created by the Subsidiary Guaranty, have been made or obtained, or will be made or obtained within the periods permitted by such laws or regulations;

2.15	that the Subsidiary Guaranty has not been amended, terminated, rescinded or varied, and that the Subsidiary Guaranty is not affected in any way (in each case in a manner which would affect the giving of the Opinion) by any relevant provisions of any other document or agreement or any course of dealings between the parties thereto;

2.16	that the Subsidiary Guaranty has been entered into for bona fide commercial reasons and on arm’s length terms by each of the parties thereto;

2.17	that any filings or clearances required under anti-trust or competition law have been made and obtained or will be made and obtained within any applicable time periods;

2.18	the Subsidiary Guaranty:
2.18.1	meets all requirements of the laws of New York, United States of America for the creation of the obligations therein; and

2.18.2	is not prohibited by the terms of any agreement or instrument to which an English Company is a party or which is binding on its assets, and that any necessary consents required by any party to the Subsidiary Guaranty for the execution and performance thereof have been obtained; and
2.19	none of the parties is or will be seeking to achieve any purpose not apparent from the Subsidiary Guaranty which might render the Subsidiary Guaranty illegal or void.

3	THE OPINION

Based upon the assumptions and other matters set out in paragraph 2 above and subject (i) to the qualifications set out in paragraph 4 below and (ii) to any matters not disclosed to us, we are of the opinion that, so far as the present laws of England and Wales are concerned, each English Company has the requisite corporate power to enter into and perform its obligations under the Subsidiary Guaranty, and that each English Company has taken all necessary corporate action to authorise the execution, delivery and performance of the Subsidiary Guaranty by it.

4	QUALIFICATIONS

The Opinion is subject to the following qualifications:

4.1	we have not investigated the laws of any country other than England and Wales and the Opinion is given only with respect to the laws of England and Wales as at the date of this letter;

4.2	we do not assume any obligation to notify or inform you of any developments subsequent to the date of this letter that might render its contents untrue or inaccurate in whole or in part at such later time;

4.3	we do not express any opinion herein with respect to the laws of any jurisdiction other than the laws of England and Wales;

4.4	we have not been responsible for investigating or verifying the accuracy of the facts (including statements of foreign law), or the reasonableness of any statement of opinion or intention contained in or relevant to any document referred to herein, or that no material facts have been omitted therefrom;

4.5	we have not considered the particular circumstances of any party to the Subsidiary Guaranty nor the effect of any such particular circumstances on the Subsidiary Guaranty or on the ability of any party to it to perform all or any obligations under or pursuant to the Subsidiary Guaranty;

4.6	searches at the Companies Registry and the Central Index of the Companies Court do not necessarily reveal up to date information and do not necessarily reveal whether or not a resolution has been passed, a petition has been presented or any other action taken for the winding-up of, or the appointment of a liquidator, administrator, administrative receiver or receiver of, the company concerned;

4.7	the validity, performance and enforcement of the Subsidiary Guaranty may be limited by bankruptcy, insolvency, liquidation, reorganisation or similar laws of general application relating to or affecting the rights of creditors;

4.8	a party to a contract may be able to avoid its obligations under that contract (and may have other remedies) where it has been induced to enter into that contract by a misrepresentation and the courts of England and Wales will generally not enforce an obligation if there has been fraud; and

4.9	we do not assume any obligation to notify you of future changes in law which affect the opinions expressed in the Opinion.

5	GOVERNING LAW AND RELIANCE

5.1	The Opinion shall be governed by and construed in accordance with the laws of England and Wales and is limited to the matters expressly stated herein and the Courts of England and Wales shall have the exclusive jurisdiction to settle any dispute arising out of or in connection with the Opinion.

5.2	The Opinion is given for the sole benefit of ArvinMeritor, Inc. and may not be relied upon by any other person.

5.3	We hereby consent to the filing of the Opinion as an exhibit to a Current Report on Form 8-K to be filed by ArvinMeritor Inc.
Yours faithfully
/s/ Shoosmiths
Shoosmiths